UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2010

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 000-04829

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Nabi Savings & Retirement Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office.

Nabi Biopharmaceuticals

12276 Wilkins Avenue

Rockville, MD 20852

Contents

Page

Report of Independent Registered Public Accounting Firm	3

Audited Financial Statements:

Statements of net assets available for benefits as of December 31, 2010 and 2009	4

Statement of changes in net assets available for benefits for the year ended December 31, 2010	5

Notes to financial statements	6 –13

Supplemental Schedules

Schedule H,	15 –16
Line 4a – Schedule of delinquent contributions
Line 4i – Schedule of assets (held at end of year)

Signature	17

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Participants and Plan Administrator

Nabi Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Nabi Savings and Retirement Plan (the “Plan”) as of December 31, 2010 and 2009 and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009 and the changes in its net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of delinquent contributions and assets (held at end of year) as of and for the year ended December 31, 2010 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Dixon Hughes Goodman, LLP

McLean, Virginia

June 29, 2011

Nabi Savings & Retirement Plan

Statements of Net Assets Available For Benefits

	December 31,
	2010	2009
Investments, at fair value	$13,495,648	$12,474,543

Receivables:
Employer contributions receivable	207,755	173,683
Notes receivable from participants	56,151	6,407

Total receivables	263,906	180,090

Net assets available for benefits at fair value	13,759,554	12,654,633
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,773)	—

Net assets available for benefits	$13,757,781	$12,654,633

See accompanying notes and report of independent registered public accounting firm.

Nabi Savings & Retirement Plan

Statement of Changes in Net Assets Available For Benefits

Year Ended December 31, 2010

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$1,407,105

Interest and dividends	32,136

Interest income on participant loans	355

Contributions:
Participant	438,728
Employer	207,755

Total additions	2,086,079

Deductions from net assets attributed to:
Benefit paid to participants (including rollover distributions)	981,287
Administrative expenses	1,644

Total deductions	982,931

Net increase	1,103,148

Net assets available for benefits, beginning of year	12,654,633

Net assets available for benefits, end of year	$13,757,781

See accompanying notes and report of independent registered public accounting firm.

1. DESCRIPTION OF PLAN

The following description of the Nabi Savings & Retirement Plan, or the Plan, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Copies of the Plan document are available from the Plan Administrator.

General

The Plan is a defined contribution plan covering all eligible employees of Nabi Biopharmaceuticals. The Plan was adopted on April 1, 1985. An eligible employee is eligible to participate in the Plan on the first day of the calendar quarter following the employee’s date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

Contributions to the Plan are made by participants, in the form of elective deferrals, and by Nabi Biopharmaceuticals. Each year, participants may elect to defer for contribution to the Plan up to 92% of their pre-tax annual compensation subject to the limitations of the Internal Revenue Code (IRC) Section 402(g). Participants may also request that eligible rollover distributions from other qualified retirement plans be transferred into the Plan and credited to individual accounts maintained for their benefit. With respect to the Plan year ended December 31, 2010, Nabi Biopharmaceuticals contributed to the Plan a company matching contribution equal to 100% of a participant’s elective deferral contributions up to 4% of the participant’s earnings, as defined by the Plan document. In addition, Nabi Biopharmaceuticals may make discretionary profit sharing contributions as determined by the Company among participants eligible to share in the contribution for the Plan year. There were no employer profit sharing contributions for 2010. Contributions are subject to certain regulatory limitations.

Investment Options

Upon enrollment in the Plan, a participant may direct the investment of the participant and employer contributions credited to his or her account into any of the Plan’s investment fund options. Participants may change their investment elections among these options on a daily basis. The Plan no longer allows active investments in Nabi Biopharmaceuticals common stock by participants but Nabi Biopharmaceuticals common stock continues to be part of the Plan’s investment portfolio.

Participant Accounts

Each participant’s account is credited with (a) the participant’s elective deferral contributions and rollover contributions, if any, (b) the participant’s share of employer contributions, and (c) investment gains (or losses) attributable to (a) and (b); and each such account is charged with an allocation of administrative expenses. Employer contributions and administrative costs are allocated among accounts based on participants’ respective account balances or contributions, in accordance with a formula set forth in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided by the participant’s account balance.

Vesting

Participants are 100% vested in their accounts.

Notes Receivable from Participants

Participants may borrow from their Plan accounts subject to a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balances subject to certain reductions based upon prior loans. Loan repayment periods are for a maximum of five years unless the loan is for the purchase of a primary residence, in which case a reasonable repayment period not to exceed 30 years is determined at the time of the loan. The loans are secured by the participant’s account balance and bear a reasonable rate of interest based on the local prevailing rate on the date approved. Principal and interest are paid ratably through payroll deductions.

1. DESCRIPTION OF PLAN (continued)

Payment of Benefits

Upon death, disability, retirement, termination of service, or financial hardship, participants or their designated beneficiaries may receive a lump-sum distribution of their vested account balance or, in the case of a financial hardship, that portion of their vested account balance attributable to their elective deferral contributions (excluding, without limitation, earnings thereon) and necessary to meet the hardship.

Party-in-Interest Transactions

Certain Plan assets are invested in common stock of Nabi Biopharmaceuticals.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements of the Plan are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income from participants’ loans is recorded when received. Other interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Participant loans are measured at their unpaid principal balance. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan.

Investment Contracts

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statements of net assets available for benefits present the fair value of the guaranteed investment contract as well as the adjustment to the fully benefit-responsive investment contract from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Fees and expenses of the Plan for legal, accounting and other administrative services may be paid out of the Plan assets or, at Nabi Biopharmaceuticals’ discretion, directly by Nabi Biopharmaceuticals in whole or in part. During 2010, the Plan paid from its assets all administrative fees that it incurred with the exception of the annual Trustee fee and quarterly employer stock administration fees which were paid directly by Nabi Biopharmaceuticals.

Reclassifications

Effective January 1, 2010, the Plan adopted the Financial Accounting Standards Board (“FASB”) authoritative guidance on reporting loans to participants by defined contribution plans. In accordance with the provisions, participant loans are required to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principle balance, plus any accrued but unpaid interest. The adoption requires reclassification of participant loans from investments to notes receivable from participants on the statements of net assets available for benefits as of December 31, 2010 and 2009. Accordingly, 2009 financial statements have been reclassified to conform to the 2010 presentation. There was no impact on net assets available for benefits or changes in net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates and assumptions.

3. FAIR VALUE MEASUREMENTS

The fair value of the Plan’s investment portfolio is generated using various valuation techniques under accounting guidance and is placed into the fair value hierarchy considering the following: (i) the highest priority is given to quoted prices in active markets for identical assets (Level 1); (ii) the next highest priority is given to quoted prices in markets that are not active and to inputs that are observable either directly or indirectly, including quoted prices for identical or similar assets in markets that are not active and other inputs that can be derived principally from, or corroborated by, observable market data, such as interest rates and yield curves (Level 2); and (iii) the lowest priority is given to unobservable inputs supported by little or no market activity and that reflect the assumptions about the exit price, including assumptions that market participants would use in pricing the asset (Level 3). An asset’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation.

A description of the valuation methodologies used for the Plan’s investments are as follows:

•

For valuations of Nabi Biopharmaceuticals common stock and money market funds, the Plan utilizes a market approach wherein the quoted price in the active market for identical assets is used. These investments are classified as Level 1 in the fair value hierarchy;

•	For valuations of pooled separate accounts, the Plan utilizes the closing net asset value (or unit value) of the units held by the Plan at year end based on information reported by ING;

•

For valuations of the guaranteed investment contract, the Plan utilizes inputs and formula provided by ING to determine the fair value, including the credited rate, account balance and any market value adjustments or surrender charges. Determining fair value may require significant judgment and the use of information that may not be observable to market participants. These investments are classified as Level 3 in the fair value hierarchy;

The following tables present the Plan’s fair value hierarchy for those investments measured at fair value as of December 31, 2010 and 2009:

		Fair Value Measurements at 12/31/2010 Using
Description	Assets Measured at Fair Value at 12/31/2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Pooled separate accounts:
Global/International	$2,120,928	—	2,120,928	—
Small/Mid/Specialty	2,618,930	—	2,618,930	—
Large Cap Growth	3,406,595	—	3,406,595	—
Large Cap Value	1,464,905	—	1,464,905	—
Target Date	57,154		57,154
Bonds	1,651,258	—	1,651,258	—

Total pooled separate accounts	11,319,770	—	11,319,770	—
Nabi Biopharmaceuticals common stock	584,095	584,095	—	—
Money market fund	19,888	19,888	—	—
Guranteed investment contract	1,571,895	—	—	1,571,895

	$13,495,648	$603,983	$11,319,770	$1,571,895

		Fair Value Measurements at 12/31/2009 Using
Description	Assets Measured at Fair Value at 12/31/2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Pooled separate accounts:
Global/International	$1,995,742	—	1,995,742	—
Small/Mid/Specialty	1,895,130	—	1,895,130	—
Large Cap Growth	3,586,111	—	3,586,111	—
Large Cap Value	1,358,277	—	1,358,277	—
Bonds	1,543,033	—	1,543,033	—

Total pooled separate accounts	10,378,293	—	10,378,293	—
Nabi Biopharmaceuticals common stock	587,285	587,285	—	—
Money market fund	24,962	24,962	—	—
Guranteed investment contract	1,484,003	—	—	1,484,003

	$12,474,543	$612,247	$10,378,293	$1,484,003

The following table illustrates the activity of Level 3 assets measured at fair value on a recurring basis from December 31, 2009 to December 31, 2010:

Guranteed Investment Contract
Fair value at December 31, 2009	1,484,003
Unrealized gains relating to instruments still held at the reporting date	1,773
Purchases, sales, issuances and settlements (net)	86,119

Fair value at December 31, 2010	1,571,895

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Gains and losses (realized and unrealized) included in changes in net assets for the period above are reported as the adjustment from fair value to contract value for fully benefit-responsive investment contracts in the statements of net assets available for benefits.

Fair Value Estimated Using Net Assets Value per Share

	Fair Value Using Net Asset Value per Share
	Fair Value* at December 31, 2010	Fair Value* at December 31, 2009	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Global/International (1)	$2,120,928	1,995,742	None	Immediate	None	None
Small/Mid/Specialty (2)	2,618,930	1,895,130	None	Immediate	None	None
Large Cap Growth (3)	3,406,595	3,586,111	None	Immediate	None	None
Large Cap Value (4)	1,464,905	1,358,277	None	Immediate	None	None
Target Date (5)	57,154	—	None	Immediate	None	None
Bonds (6)	1,651,258	1,543,033	None	Immediate	None	None

	$11,319,770	$10,378,293

*	The fair values of investments have been estimated using the net assets value of the investment.
(1)	Global/International funds invest primarily in common stocks of issuers in Europe and the Pacific Basin.
(2)	Small/Mid Speciality funds invest in common stocks of small or midsize U.S. companies or the common stocks of specialized U.S. companies.
(3)	Large Cap Growth funds invest in common stock of large size U.S. companies with the potential for growth.
(4)	Large Cap Value funds invest in common stocks and other equity securities of large size U.S. companies that pay or are expected to pay dividends.
(5)	Target Date funds invest in a combination of funds that invest in U.S. stocks, international stocks, U.S. bonds and other fixed-income investments using asset allocation strategies that benefit an individual expecting to retire around a specific retirement year.
(6)	Bonds funds invest in fixed-income securities.

4. INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2010	2009
Janus Forty Fund, 102,645 and 113,894 units, respectively	3,406,595	3,586,111
ING Fixed Account at contract value	1,570,122	1,484,003
Allianz NFJ Div Value, 157,594 and 164,959 units, respectively	1,464,904	1,358,277
ING PIMCO Total Return, 74,628 and 78,866 units, respectively	1,057,033	1,039,486
American Funds EuroPacific, 58,993 and 63,270 units, respectively	1,027,121	1,009,952
Lazard Emerging Markets, 64,481 and 70,936 units, respectively	1,093,807	985,790
ING Small Cap Opportunities Fund, 46,087 units	795,294	*

*	Investments did not represent 5% or more of the Plan’s net assets at the end of the year.

During 2010, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated in value as follows:

Pooled separate accounts	$1,305,902
Nabi Biopharmaceuticals common stock	101,203

$1,407,105

5. GUARANTEED INVESTMENT CONTRACT WITH ING

In 2009, the Plan entered into a guaranteed investment contract, ING Fixed Income, with ING. ING maintains the contributions governed by this contract in a general account that is managed by ING. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. ING may impose restrictions on the ability to move Plan assets into or out of this investment option or among investment options in general under the contract. Under the guaranteed investment contract, ING is contractually obligated to repay to the Plan the principal and a specified interest rate.

As described in Note 2, the guaranteed investment contract is presented on the statement of net assets available for benefits, at fair value and then adjusted to contract value. Contract value, as reported by ING, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Certain events limit the ability of the Plan to transact at contract value with the issuer.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract determined in accordance with the foregoing at December 31, 2010 was $1,571,895. The guaranteed interest rate is based on a formula agreed upon with the issuer for the life of the contract as well as featuring two declared interest rates; a current rate, determined at least monthly, and a guaranteed minimum floor rate declared for a defined period, currently one calendar year. The average annual yield was 2.0%.

Certain events limit the ability to the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan; or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator believes the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is not probable.

December 31, 2010
Average yields:
Based on actual earnings	2.00%
Based on interest rate credited to participants	2.00%

6. RELATED PARTY

Fees paid to ING or its affiliates by the Plan for custodial and recordkeeping services were $1,644 for 2010. The investments also have internal expenses that compensate ING or its affiliates.

At December 31, 2010 and 2009, the Plan held 100,880, and 119,854 shares, respectively, of common stock of Nabi Biopharmaceuticals, the sponsoring employer, with an average unit cost basis of $4.30. During the year ended December 31, 2010, the Plan recorded no dividend income for Nabi Biopharmaceuticals common stock.

7. PLAN TERMINATION

Although it has not expressed any intent to do so, Nabi Biopharmaceuticals has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will remain 100% vested in their account balances.

8. TAX STATUS

The underlying non-standardized prototype plan has received an opinion from the Internal Revenue Service (IRS), dated March 31, 2008, stating that the form of the Plan is qualified under Section 401 of the Internal Revenue Code (Code) and, therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2009-6, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

The Plan Sponsor has identified an apparent inconsistency between the Plan’s terms and its operation during the plan year. The Plan Sponsor is in the process of determining the action, if any, appropriate under the Employee Plans Compliance Resolution System (EPCRS) created by the IRS for matters of this type. The Plan Sponsor believes the Plan has maintained its tax-exempt status and will take action under the EPCRS with respect to this matter, if necessary, to maintain the Plan’s tax-qualified status.

9. RISKS AND UNCERTAINTIES

The Plan’s invested assets consist of mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rates, market volatility and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and statement of changes in net assets available for benefits.

Supplemental Schedules

Nabi Savings and Retirement Plan

EIN 59-1212264 Plan No.: 001

Schedule H,

Year Ended December 31, 2010

Line 4a – Schedule of Delinquent Contributions

		Total that constitute non-exempt prohibited transactions
Pay-period ending	Participant contributions transferred late to the Plan for the plan year	Contributions not corrected	Contributions corrected outside VFC program	Contributions pending correction in VFC program	Corrected under VFC program (PTE 2002-51)
01/23/2009	$14,769	$—	$14,769	$—	$—

*	Lost earnings related to 2009 contributions were deposited to the Plan in 2010.

See report of independent registered public accounting firm.

Nabi Savings and Retirement Plan

EIN 59-1212264 Plan No.: 001

Schedule H,

December 31, 2010

Line 4i – Schedule of Assets (Held at End of Year)

Identity of Issue		Description of Investment	Cost	Current Value
ING Life Insurance and Annuity Company	*	American Funds EuroPacific Foreign Fund 58,993 units	**	$1,027,121
ING Life Insurance and Annuity Company	*	Lazard Emerging Market Fund 64,481 units	**	1,093,807
ING Life Insurance and Annuity Company	*	ING Global Resources Foreign Fund 33,642 units	**	449,579
ING Life Insurance and Annuity Company	*	CRM MidCap Value Fund 2,299 units	**	27,712
ING Life Insurance and Annuity Company	*	ING Real Estate Fund 11,158 units	**	178,162
ING Life Insurance and Annuity Company	*	ING MidCap Opportunity Fund 21,862 units	**	415,684
ING Life Insurance and Annuity Company	*	ING Sml Company Portfolio SmallCap 2,521 units	**	41,028
ING Life Insurance and Annuity Company	*	ING SmallCap Opportunity Fund 46,087 units	**	795,294
ING Life Insurance and Annuity Company	*	Allianz NFJ Small Cap Value Fund 37,596 units	**	647,490
ING Life Insurance and Annuity Company	*	ING Value Choice Large Value Fund 4,784 units	**	63,981
ING Life Insurance and Annuity Company	*	Janus Forty Large Growth Fund 102,645 units	**	3,406,595
ING Life Insurance and Annuity Company	*	Allianz NFJ Dividend Value Fund 157,594 units	**	1,464,904
ING Life Insurance and Annuity Company	*	ING Solution 2015 Target Date Fund 2,028 units	**	24,797
ING Life Insurance and Annuity Company	*	ING Solutions 2025 Target Date Fund 333 units	**	4,023
ING Life Insurance and Annuity Company	*	ING Solutions 2035 Target Date Fund 117 units	**	1,436
ING Life Insurance and Annuity Company	*	ING Solutions 2045 Target Date Fund 365 units	**	4,476
ING Life Insurance and Annuity Company	*	ING Solutions Fund 1,812 units	**	22,422
ING Life Insurance and Annuity Company	*	ING PIMCO Total Return Intermediate Fund 74,628 units	**	1,057,033
ING Life Insurance and Annuity Company	*	Loomis Sayles Multisector Bond Fund 49,769 units	**	594,226
ING Fixed Account at contract value	*	ING Fixed Account at contract value	**	1,570,122
Nabi Biopharmaceuticals	*	110,880 Common Stock, par value $.10 per share	**	584,095
ING Life Insurance and Annuity Company	*	Money Market Fund	**	19,888
Participant Loans ***	*	Participant loans, interest rates between 4.25% to 10.00% and various maturities		56,151

Total assets held for investment purposes				$13,550,026

*	Represents a party-in-interest

**	Historical cost not required to be presented as investments are participant directed

***	The accompanying financial statements classify participant loans as notes receivable from participants.

See report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NABI SAVINGS & RETIREMENT PLAN

Date: June 29, 2011	By:	Nabi Biopharmaceuticals, Plan Administrator
	By:	/s/ Raafat E.F. Fahim
Raafat E.F. Fahim, Ph.D.
President and Chief Executive Officer and acting Chief Financial Officer